June 10, 2009

Via EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Annual Report on Form 10-K
Filed August 29, 2008
File No. 001-33461

Dear Ms. Jacobs:

Set forth below are the responses of Solera Holdings, Inc. (“Solera” or the “Company”) to the comment letter of May 8, 2009 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K (the “Filing”).

To facilitate your review, the comments contained in the Comment Letter are restated below (using the same numbering as contained in the Comment Letter), followed by Solera’s responses to each comment.

Item 3,	Legal Proceedings, page 23

1.	We note your response to prior comment 3, which states that none of the current litigation describe in Item 3 of your 2008 10-K is material, and is included for the purpose of providing investors with a sense of the type of disputes you encounter. Based upon your response, we now understand that you do not believe that the Preferred Provider Organization litigation is material. As such, we suggest that you clarify in future filings the basis on which you are providing the disclosure.

In response to the Staff’s comment, we confirm to the Staff that future filings will include the basis on which we are providing disclosure concerning legal proceedings.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

June 10, 2009

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Factors Affecting Our Operating Results, page 31

2.	We note your response to prior comment 4, which addressed your list of several factors that you believe have, and will, influence your operating results, and asked you to discuss what your management views as the key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. Your response appears to express your belief that merely listing key factors, as you have done in your 2008 10-K, is sufficient to meet your disclosure obligations, and complies with the guidance set forth in SEC Release No. 33-8350. Future filings should include an enhanced discussion and analysis of the key factors affecting your business and how they materially impacted, or did not impact, your business during the period covered by the periodic or annual report. Please confirm your understanding of the same.

In response to the Staff’s comment, we confirm to the Staff that future filings will include appropriate discussion and analysis of key factors that have had a material impact on our business. We note for the Staff that our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2009 included additional discussion of key factors that could have a material impact on our business.

Results of Operations, page 40

3.	We note your response to prior comment 5, which states that changes in your revenues from period to period have been substantially due to changes in the volume of your products sold and services provided. Please tell us whether these changes in volume were material. If material, please tell us the consideration you gave to providing a narrative discussion of the extent to which changes in volume affected changes in your revenues from period to period. See Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment, a substantial portion of the 6.0% revenue growth (after adjusting for changes in foreign currency exchange rates) in fiscal year 2008 was attributed to changes in the volume of our products sold and services provided. We confirm to the Staff that future filings will include a clear description whether changes in price, volume or both have had a material impact on revenue changes period versus period.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

June 10, 2009

Item 11.	Executive Compensation, page 51

Incorporated by Reference to Definitive Proxy Statement Filed October 14, 2008

Compensation Discussion & Analysis, page 26

Elements of Compensation, page 28

Annual Cash Incentive, page 29

4.	We note your response to prior comment 6, which expresses your belief that no further disclosure is required regarding the individual performance objectives portion of your Solera Incentive Plan because they are not a material component of compensation, and because disclosure of target levels for individual performance-based goals would be competitively harmful Item 402 of Regulation S-K requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of the Item. See Item 402(a)(2) of Regulation S-K. As such, a detailed qualitative and quantitative discussion of the individual performance targets is required Compensation Discussion & Analysis disclosure. We note your statement that disclosure of individual target levels would be competitively harmful pursuant to Instruction 4. As previously requested, please provide us with a detailed supplemental analysis supporting your conclusion. Because you have already disclosed your corporate performance target levels, please make sure that your Instruction 4 analysis discusses why the individual performance objectives pose a greater risk of competitive harm. As such, we reissue prior comment 6 in part, as it pertains to the Solera Incentive Plan.

In response to the Staff’s comment, we believe that disclosure of the actual individual performance objectives would cause us competitive harm. Our CD&A discloses the following three types of individual performance objectives: (i) business-specific targets; (ii) waste reduction and increased productivity targets; and (iii) teamwork targets.

In general, business-specific targets relate to the execution of a specific type of and/or a specific number of transactions or projects. Such disclosure would provide competitors with information about Company objectives or areas of focus that would not otherwise become publicly available and could provide competitors with information about our rate of success in such pursuits. The disclosure of waste reduction and/or increased productivity targets would, by definition, require disclosure of elements of our business or a named executive officer’s performance that requires improvement. Similarly, disclosure of teamwork targets may be inextricably tied to business-specific targets and/or internal functions that require improvement for a Company department or group of individuals. We believe that the disclosure of this information could provide our competitors with information not otherwise available about ways in which we seek to improve our business, thus enabling them to more effectively compete with us.

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

June 10, 2009

We differentiate the disclosure of the individual performance objectives from the financial metrics, which are, of course, disclosed. With regard to the financial metrics, the actual results for the period for which the bonus has been paid, or not, are disclosed in our financial reports, as is the amount, if any, of bonus paid in light of this performance. In addition, we disclose our U.S. GAAP and non-GAAP guidance and actual financial results in our quarterly earnings releases. The disclosure of our actual results and our guidance, coupled with the disclosure of the actual cash bonus amounts paid to our Named Executive Officers, already provides investors with information about our financial metrics. The disclosure of the actual financial metrics in the CD&A, which is historical at the date of disclosure, does not appreciably add to the mix of financial information publicly available. In contrast, the individual performance objectives are not subject to public periodic reporting, and progress towards the subject matter of the individual performance objectives does not necessarily end with the conclusion of a fiscal year. These individual performance objectives continue to have relevance to us, and we believe of equal or greater importance is the fact that disclosure of these objectives would provide useful information to our competitors.

With regard to the difficulty of attainment of the individual performance targets, we note that Solera was founded in 2005, acquired the Claims Services Group from ADP in April 2006 (through which it acquired most of its employees, including many of the participants in the SIPs) and closed its initial public offering in May 2007. Solera has operated only two broad-based annual incentive plans for eligible employees from beginning to end – the 2007 SIP and the 2008 SIP. Further, two of the Named Executive Officers participating in the SIP did not join the Company until midway through fiscal 2008. Accordingly, we do not have very much historical experience to evaluate the difficulty of achievement of the individual performance objectives. We believe that the best evidence of the difficulty of achievement is the actual payouts made, or not, for the relevant period, which payments are disclosed in our 2008 Proxy Statement. In light of the Staff’s comment, and as we continue each year to gain more experience with our annual cash incentive plan, we will discuss in future filings the relationship between historical performance and the anticipated difficulty of future achievement.

We appreciate the opportunity we were given to discuss with the Staff the response we provided to prior comment 6 regarding the materiality of portion of the SIP payments relating to the individual performance objectives. We continue to feel that the disclosure provided in our 2008 Proxy Statement includes all information that investors would consider material with respect to the operation of the 2008 SIP in compliance with Regulation S-K, Item 402(b).

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

June 10, 2009

Nonetheless, we understand the Staff’s position. Accordingly, we have provided above (i) the reasons why disclosure of the individual performance objectives would result in competitive harm to us and (ii) the commitment regarding future filings with regard to the difficulty of attainment of the individual performance objectives in the expectation that this disclosure and commitment will resolve this comment on the terms that were explained to us during our call.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady Senior Vice President, General Counsel and Secretary

cc:	Evan Jacobson, Securities and Exchange Commission
Tony Aquila, Solera Holdings, Inc.
Dudley Mendenhall, Solera Holdings, Inc.
Don Tartre, Solera Holdings, Inc.
Jack Pearlstein, Solera Holdings, Inc.
Mark Leahy, Fenwick & West LLP
Mohana Dissanayake, Deloitte & Touche LLP